SEC 02021509 GE
COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 27 2002 WASH. D.C. 187

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 10/01/2001 (MM/DD/YY) **AND ENDING** 9/27/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

**Anderson & Strudwick, Inc.**

| Official Use Only |
|---|
| FIRM ID. NO. |

PROCESSED MAR 13 2003 THOMSON FINANCIAL

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:**
**(Do not use P.O. Box No.)**

**707 East Main Street, 20th Floor**
(No. and Street)

| Richmond | VA | 23219 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

**Thomas C. Robertson** **(804) 643-2400**

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***
*(Name – if individual, state last, first, middle name)*

**KPMG LLP**

| 1021 East Cary Street, Suite 2000 | Richmond | VA | 23219 |
|---|---|---|---|
| (ADDRESS Number and Street) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Thomas C. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc. as of September 27, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas C. Robertson

Thomas C. Robertson
President

Lynette M. Frost
Notary Public

Sworn to and subscribed before me, in my presence this 26 day of Nov., 2002. A Virginia Notary Public. In and for the State at Large

________________ Notary Public

My commission expires 6-30-06

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital..
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- X (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ANDERSON & STRUDWICK, INC.**
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statements of Financial Condition

September 27, 2002 and September 28, 2001

| **Assets** | | **2002** | **2001** |
|---|---|---|---|
| Cash | $ | 330,085 | 479,920 |
| Receivable from clearing broker (note 2) | | 2,083,845 | 1,265,809 |
| Securities owned, at market value (note 3) | | 1,031,002 | 1,367,862 |
| Office equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $1,220,727 in 2002 and $1,051,044 in 2001) | | 198,122 | 315,958 |
| Deposit with clearing broker (note 2) | | 250,000 | 250,000 |
| Investment in partnership interests (note 4) | | 247,080 | 267,323 |
| Income taxes receivable (note 6) | | 64,800 | 31,300 |
| Other assets (note 8) | | 813,103 | 647,847 |
| | $ | 5,018,037 | 4,626,019 |
| **Liabilities and Stockholder's Equity** | | | |
| Payable to clearing broker (note 2) | $ | 2,376,589 | 1,710,596 |
| Securities sold, but not yet purchased, at market value (note 3) | | 15,365 | 60,828 |
| Accrued compensation | | 163,592 | 190,831 |
| Accounts payable, accrued expenses, and other liabilities | | 378,260 | 262,750 |
| | | 2,933,806 | 2,225,005 |
| Stockholder's equity (note 5): | | | |
| Convertible preferred stock, 5% noncumulative, nonvoting. Authorized 10,000 shares; issued and outstanding no shares | | — | — |
| Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 82,046 shares | | 82,046 | 82,046 |
| Additional paid-in capital | | 2,773,594 | 2,773,594 |
| Retained deficit | | (771,409) | (454,626) |
| | | 2,084,231 | 2,401,014 |
| Commitments and contingencies (notes 9 and 10) | | | |
| | $ | 5,018,037 | 4,626,019 |

See accompanying notes to financial statements.